Filed by The Walt Disney Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Twenty-First Century Fox, Inc.
Commission File No.: 001-32352

The following is the transcript from the annual meeting of shareholders of The Walt Disney Company on March 8, 2018.
2018 Annual Meeting of Shareholders

MARCH 8, 2018
Disney Speakers:

Bob Iger
Chairman and Chief Executive Officer

Alan Braverman
Senior Executive Vice President, General Counsel and Secretary

©Disney

2018 Annual Meeting of Shareholders	March 8, 2018

PRESENTATION

Announcer
Ladies and gentlemen, please welcome the Chairman and Chief Executive Officer of The Walt Disney Company, Bob Iger.

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Good morning. Thank you. We’re thrilled to be here in Houston and we thank you all for joining us.

I want to thank our colleagues at KTRK, our ABC station here. The video you just saw speaks to the tremendous heart and resilience of this city. It also reflects the extraordinary work of our ABC 13 News team, and the vital role a local TV station plays in a community.

KTRK’s General Manager, Henry Florsheim, is here along with News Director, Wendy Granato, and I’d like to take this opportunity to acknowledge them along with everybody at ABC 13 for their service to Houston and thank them for continuing to define excellence in local news. Henry and Wendy? There you are, thank you. Thank you.

In the wake of Hurricane Harvey, KTRK joined our company’s efforts to raise money for emergency relief and long-term recovery across this region. And we generated almost $16 million in aid for Houston and South Texas through corporate donations, through our employee matching gifts program and a primetime telethon.

Houston was not the only community that was hit by natural disasters in the United States last year. We raised almost $63 million as a company to help people in areas ravaged by natural disasters. And I’m extremely proud of our company’s ability to quickly respond in this way.

Thank you, thank you.

2018 Annual Meeting of Shareholders	March 8, 2018

If you’ve been to a Disney Shareholders’ Meeting before, you know there are two parts to the meeting: the business part, where we take care of the official business, including proposals and electing our Board members, and the fun part where we pull back the curtain a bit and show you some of the exciting things we’re working on.

This year, Alan Braverman, our Secretary and General Counsel, is going to conduct the business portion of the meeting. And then when he is done, I’ll be back to share my thoughts about the state of our company, give you a glimpse into our future, and then answer your questions.

So, without further ado, please welcome our Secretary and General Counsel - Alan Braverman. Alan.

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Good morning everyone. Thank you Bob. I’d like to start this morning by introducing our Board of Directors, each of whom brings a wealth of expertise and experience to our company.

In addition to Bob Iger, our directors are: Susan Arnold, who is an operating executive of The Carlyle Group and is retired from Procter & Gamble, where she was the company’s Vice Chairman. Mary Barra is Chairman and Chief Executive Officer of General Motors Company.
Safra Catz is Chief Executive Officer of Oracle Corporation. John Chen is Executive Chairman and Chief Executive Officer of Blackberry, Ltd. Francis deSouza is President and Chief Executive Officer of Illumina. Mel Lagomasino is Chief Executive Officer and Managing Partner of WE Family Offices. Fred Langhammer is Chairman, Global Affairs of Estee Lauder. Aylwin Lewis is former Chairman, CEO and President of Potbelly Sandwich Works. And Mark Parker is Chairman, President and Chief Executive Officer of Nike. At this time, I ask the Board to stand and be recognized.

2018 Annual Meeting of Shareholders	March 8, 2018

This meeting has been duly called and is being conducted in conformity with the laws of Delaware and the company’s charter and bylaws. If you have already voted by proxy, you don’t need to vote again now. But if you haven’t yet voted, or if you want to change your vote, you may do so. Please raise your hand if you need a ballot to vote. There will be folks in the audience handing out ballots.

We will have someone who will collect the ballots at the end of the business portion of the meeting. Copies of the rules for the meeting were provided at the registration table, and I would ask that everyone kindly respect those rules.

We have 6 items on the agenda today, including two shareholder proposals. I will introduce each of the first four items and shareholder representatives will present the two shareholder proposals. Then, the polls will close, and we will hear a preliminary report from the Inspector of Election and adjourn the business portion of the meeting so we can get on to the presentation and the questions to Bob.

The Company has retained Broadridge Investor Communications Solutions as Inspector of Election for this meeting. I would now like to introduce Belinda Massafra, a representative of Broadridge, and ask her to report on the number of outstanding shares present and voting at today’s meeting.

Belinda Massafra – Representative, Broadridge
Thank you, Mr. Braverman. As of the close of business on January 8, 2018, the record date for this meeting, there were 1,506,464,999 shares of common stock outstanding, each of which is entitled to one vote. There are at least 1,290,765,406 shares of common stock represented by proxy at this meeting, representing at least 85% of the total number of shares entitled to vote.

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company

2018 Annual Meeting of Shareholders	March 8, 2018

Thank you. Based on that report, I declare that a quorum is present, that this meeting is qualified to proceed and that the polls are now open.

The first item is the election of 10 members of the Board of Directors. Each director holds office for a term of 1 year. Those nominated for election at this meeting are: Susan Arnold, Mary Barra, Safra Catz, John Chen, Francis deSouza, Bob Iger, Mel Lagomasino, Fred Langhammer, Aylwin Lewis and Mark Parker. The Board recommends a vote for the election of all of the nominees.

The next item is the ratification of the appointment of Pricewaterhouse LLP as the company's independent registered accountants for the current fiscal year, as recommended by the Audit Committee of the Board of Directors. Bob Barrick, a representative of Pricewaterhouse, is here today to respond to any questions. The Board recommends a vote for the ratification of the appointment of PricewaterhouseCoopers as the company's independent registered accountants for fiscal 2018.

The next item is the approval of material terms of performance goals under the amended and restated 2002 Executive Performance Plan. Under the IRS rules, we must receive approval of these terms every 5 years in order to allow deduction of performance-based compensation for certain of our executives. The Board recommends a vote for this proposal.

The next item is the advisory vote on executive compensation. We are seeking advisory shareholder approval of the compensation of our named executive officers, and the Board recommends a vote for this proposal as well.

The next item is a shareholder proposal being presented by Zevin Asset Management. The full text of the proposal is set forth in the proxy statement. I understand that Joel Dunnington, a representative of the shareholder, is here to present the proposal and I would like to invite him to do so. I would ask that he limit the presentation to 5 minutes at most.

2018 Annual Meeting of Shareholders	March 8, 2018

Joel Dunnington
Fellow shareholders and members of the Board, my name is Joel Dunnington. On behalf of Zevin Asset Management, I hereby move Shareholder Proposal #1, which asks the company to provide a comprehensive report on its lobbying expenditures, including indirect funding of lobbying through trade associations. We encourage all shareholders to vote in support of this proposal. Thank you.

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Thank you. The Board of Directors has recommended a vote against this proposal for the reasons set out in the proxy statement.

The next item is a shareholder proposal presented by James McRitchie. The full text of the proposal as well is set forth in the proxy statement. I understand that Robert Mahan, a representative of the shareholder, is here to present this proposal, and I would to invite him to do so. I would again ask that he limit the presentation to five minutes at most.

Robert Mahan
Thank you. Fellow shareholders and members of the board, my name is Robert Mahan. On behalf of James McRitchie, I hereby move Shareholder Proposal #2, which asks that Disney's proxy access rules be amended to make it less of a burden for shareholders to make use of shareholder proxy access. We encourage all shareholders to vote in support of this proposal. Thank you.

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Thank you. The Board of Directors has recommended a vote against this proposal for the reasons set out in the proxy statement.

2018 Annual Meeting of Shareholders	March 8, 2018

Now we're getting near the close. So if anyone has not yet voted and you are holding a ballot, please raise your hand and someone will collect it.

The polls will now close, and I would ask the Inspector of Election to give us her report based upon the proxies received at the opening of the polls at today's meeting. Inspector, may we have your preliminary report?

Belinda Massafra – Representative, Broadridge
Thank you, Mr. Braverman.

For Item 1, the election of directors, we have received proxies for each director representing at least 86% of the votes cast.

For Item 2, ratification of the appointment of PricewaterhouseCoopers, we have received proxies for 98% of shares voting to approve the appointment.

For Item 3 relating to approval of certain items of the 2002 Executive Performance Plan, we have received proxies for 97% of shares voting to approve the resolution.

For Item 4 relating to executive compensation, we have received proxies for 44% of shares voting to approve the resolution, 52% voting against the resolution, and 4% abstaining.

For Item 5 relating to lobbying disclosure, we have received proxies for 37% of shares voting to approve the proposal, 62% voting against the proposal.

For Item 6 relating to amendments to proxy access provisions, we have received proxies for 27% of shares voting to approve the proposal, 72% voting against the proposal. That concludes my report, Mr. Braverman.

2018 Annual Meeting of Shareholders	March 8, 2018

Alan Braverman – Senior Executive Vice President, General Counsel and Secretary, The Walt Disney Company
Thank you.

Based on that report, and subject to the counting of ballots presented at the meeting and final confirmation of voting by the Inspector of Election, I declare that all of the nominees for election to the Board have been duly elected, that the appointment of PricewaterhouseCoopers has been duly ratified, that the material terms of the 2002 Executive Performance Plan are approved; and that neither of the shareholder proposals was approved. 44% of the votes supported the advisory resolution on executive compensation, 52% of the votes opposed that resolution, and 4% of the votes abstained on that resolution.

That concludes the business portion of the meeting, which is now adjourned. We hope you’ll enjoy the rest of today’s presentation.

[VIDEO]

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
I hope you know that it's no coincidence that the General Counsel gets to do the business portion of the meeting and the CEO gets to show the fancy videos. That video certainly showcases our achievements and many of the exciting things that we've got coming up. And watching it makes me feel extremely proud to lead this phenomenal company.

Disney's success is a true team effort, driven by the hard work of thousands of cast members around the world. And I know we have a number of them here today and many more that are listening. So I want to take this opportunity to thank them, give them a very heartfelt thanks for all of the work that they do.

2018 Annual Meeting of Shareholders	March 8, 2018

I know Alan introduced the board earlier. We feel very fortunate to have a great Board of Directors who share my belief that Disney's best days are still ahead, and they are willing to take the bold, strategic steps that are necessary for us to achieve our greatest potential. I appreciate the rich diversity of their perspectives and their experience, and I value their courage and their counsel.

Speaking of our Board, we are saddened by the recent passing of Orin Smith. Some of you may have known Orin. He served as our Lead Director since 2012. He was a man of great integrity and kindness, a true gentleman, and he helped lead our company through a transformative era. He is missed by all who knew him, and our thoughts are with his family.

Now a lot has happened since we last met. Just a few months ago, we announced plans to acquire 21st Century Fox, by far the largest acquisition in our history. The move fully aligns with the strategy that has driven our historic growth over these last dozen years. We're currently in the regulatory process, which is going to take some time. But it is safe to say that bringing Disney and Fox together is going to create an extraordinary global entertainment company with the content and the platforms and the reach to meet the growing demands of consumers around the world.

Now these evolving consumer demands are behind another important strategic acquisition, that of BAMTech, which is going to enable us to distribute our content to and connect with millions of people directly. We're very excited about the upcoming ESPN streaming service that we're calling ESPN Plus. It's going to launch along with a completely transformed ESPN app later this spring and will combine BAMTech's technology and know-how with a rich array of additional content that gives sports fans even more access to the sports and the teams that they care about.

ESPN, we all know, is the undisputed leader in sports. Across all platforms, ESPN content reaches 215 million Americans every month. And on average, 120 million sports fans turn to ESPN digitally each month. Last year, they viewed more than 9.2 billion minutes of video clips.

2018 Annual Meeting of Shareholders	March 8, 2018

That's a lot of sports. Now at any given moment of the day, at least 2 million people are engaging with ESPN in some form or fashion. And so it's easy to understand why no one covers sports like ESPN.

[VIDEO]

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
It's a good year for Houston sports. I know the Rockets won their 17th game in a row last night. And since ABC has the NBA finals, we would love to be back in Houston in May or June for the NBA finals. Go Rockets.

I mentioned a few minutes ago that we're launching an ESPN direct-to-customer service, and we're also going to launch a Disney-branded direct-to-consumer service in late 2019. Just this morning, we were thrilled to announce that Jon Favreau, who launched the Marvel Cinematic Universe with Iron Man, he also delivered Disney's stunning Jungle Book and he is the creative force behind our upcoming live-action Lion King, is going to executive produce and write the world's first ever live-action Star Wars series, which will be exclusive to this new platform when it launches.

Now before I move on to our unbelievable slate of upcoming movies, I want to acknowledge some of our recent milestones, starting with Coco. Thank you.

On top of the critical acclaim and the box office success on Sunday, as you saw in the earlier clip, Coco captured Oscars for Outstanding Animated Film and Best Original Song. It was a thrilling night for Pixar and for our company and I think a great testament to taking bold, creative risks. And certainly, Coco was one of them.

And then, of course, there's Black Panther. The Marvel Studios team and Director Ryan Coogler and the amazing cast and crew delivered a true movie masterpiece that is shattering box office

2018 Annual Meeting of Shareholders	March 8, 2018

records along with industry expectations. Black Panther has already grossed more than $900 million, and it could exceed $1 billion as early as this weekend.

But the real impact of this movie, I think, reaches far beyond the theater. It has created an authentic, cultural moment that is sparking reflection, driving conversation, inspiring young minds and touching hearts of all ages. Now I've been part of this company for more than 40 years, and I've never seen anything like the reaction that we're getting to Black Panther. It is profoundly moving to see how much this film means to so many people, and the outpouring of excitement and respect and gratitude has been absolutely overwhelming. It speaks to the importance of showcasing diverse voices and visions and how powerful it is for all sectors of society to be represented in our entertainment. Thank you.

Now we celebrated the success of Black Panther in a way that honors its impact by donating $1 million to the Boys & Girls Clubs of America to create technology centers and expand STEM programs for kids in underserved communities across the country.

Our next release is Disney's A Wrinkle in Time, and that opens tomorrow. A Wrinkle in Time is a classic story with a great cast, including Oprah Winfrey and Reese Witherspoon and Mindy Kaling, directed by the incredible Ava DuVernay. By now, you've probably seen all of the posters and all the ads and all the trailers. So I guess, the only thing that's left to do is go see the movie, which, I said, opens tomorrow.

And then our next big release is Avengers Infinity War, which will be in theaters on April 27. And trust me, it is big. It's got the largest collection of Marvel superheroes ever assembled, and here is an exclusive sneak peek.

[VIDEO]

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company

2018 Annual Meeting of Shareholders	March 8, 2018

It’s a little piece of the movie. It is a very big movie. And speaking of big movies, for you Star Wars fans, our next film after Avengers is Solo: A Star Wars Story, and that opens on May 25. We've got a big month ahead. We released our first trailer a few weeks ago. And today, I brought an exclusive first look at Solo. Actually, this is a behind-the-scenes look.

[VIDEO]

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
Makes you want to see the whole thing, doesn't it? Pretty cool movie. That was Emilia Clarke from Game of Thrones, sure you recognize her; and Donald Glover, who's in Atlanta; Woody Harrelson; and Alden Ehrenreich plays Han Solo, young Han Solo, when he was 18 years old. He gets to meet Chewie for the first time and he gets the Millennium Falcon, pretty good story.

We're going to follow Solo with the sequel to Incredibles. Incredibles was one of the most popular, most successful Pixar films of all time, and that's going to open up on June 15. I brought you a first look at Incredibles 2, but it's still a bit unfinished. I think you'll still enjoy it. Incredibles 2.

[VIDEO]

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
I know I'm showing you a lot from our Studio, but we have a lot to be proud of. I have one more clip today, and it's a movie that I know holds a special place in the heart of every Disney fan. More than half a century after her film debut, Mary Poppins returns on Christmas Day. And I know that you're as excited to see her as we are. So here is an extended look at Mary Poppins Returns.

[VIDEO]

2018 Annual Meeting of Shareholders	March 8, 2018

Bob Iger – Chairman and Chief Executive Officer, The Walt Disney Company
So as you can see from the timeline behind me, we have got an unbelievable slate of Disney, Pixar, Marvel and Star Wars movies scheduled for release through 2019. And there are many more beyond that. Just look at that lineup. Go right back to it for a second. We're talking mostly about 2018 today. But then you look at '19 and you see another Avengers movie and Dumbo and Aladdin, Frozen 2, not bad, not bad.

Okay. As I think all of you know, the characters that we create and the stories that we tell don't just live on the screen, but we bring them to life at our parks and resorts around the world. And we are in the midst of a tremendous era of expansion at Parks and Resorts.

For example, Toy Story Land at Shanghai Disney Resort opens next month, April. And that will be followed by the June opening of Toy Story Land at Walt Disney World. And we're also looking forward to opening Star Wars: Galaxy's Edge at Disneyland and at Walt Disney World, and they'll both open in 2019.

You can see from some of the visuals behind me that construction is going quite well. We're making great progress. As these lands rise from the ground, it is clear that they are going to be truly extraordinary, and that's even by our standards. They are huge in size and scale and technology and innovation. And we are extremely excited about the development so far.

We also just announced the historic expansion that's going to transform Disneyland Paris. There, we're planning to add three new lands based on Marvel and Frozen and Star Wars. And we're also dramatically expanding our Disney Cruise fleet, where we already have 4 ships. I think they are some of the most beautiful ships on the high seas. We've got 3 more ships on the way, and we wanted to give you a first look to see what the new ones are going to look like.

As you can tell from this rendering, the new ships will continue the elegant design of our existing fleet. But inside, they're going to have many more innovations and more stunning entertainment,

2018 Annual Meeting of Shareholders	March 8, 2018

more Disney stories and characters than anyone has ever experienced on the high seas. They're coming in the next several years.

Now I've always wanted Disney to be one of the most admired companies in the world, not only for what we create, but for being good citizens and for truly making a difference in the world. I've already mentioned a few of those efforts, from the hurricane relief and the STEM centers for kids. But I'd just like to highlight a few more that we're particularly proud of, starting with a new program to help hourly cast members advance their careers and their earning potential through the power of education.

We are providing $50 million to send our hourly cast members to college or to vocational school. This free tuition will be available to all full-time hourly cast members across the country starting this fall, and we'll keep it going with additional investments of up to $25 million a year.

And I'm also very proud of the support for veterans that our company has been involved with over the years-that's a tradition that Walt Disney himself started. More than 24,000 American military veterans have found jobs through our Heroes Work Here initiative, and that includes almost 9,000 vets that were hired directly by Disney. And we've also made a point of buying goods and services from veteran entrepreneurs, significantly increasing our spending with veteran businesses.

Our support for -- thank you. Our support for children's hospitals is another tradition that began with Walt Disney and one that we are taking to a whole new level. Yesterday, I announced that Disney is dedicating $100 million to help improve the experience at children's hospitals around the world. Thank you. And we're starting right here in Houston, collaborating with the Texas Children's Hospital to add a little Disney magic to their fantastic new expansion. With the help of patient care experts and our own Imagineers, we're going to help create a kid-friendly atmosphere incorporating our beloved characters and legendary creativity to bring our stories to life in ways that delight young patients and ease the stress of their hospital stay. And then we will replicate that effort in several more hospitals over the next 5 years.

2018 Annual Meeting of Shareholders	March 8, 2018

A number of us had the chance to visit Texas Children's Hospital yesterday morning, which was quite a moving experience to see children that are undergoing, obviously, critical care, in many respects, staying at the hospital for long periods of time. We also had Mickey Mouse and Mr. and Mrs. Incredible and some Stormtroopers and Black Panther there as well. It's just an amazing thing to see how important and how impactful it is just to put a little smile into a child's life that's enduring that kind of stress and that kind of challenge.

After 13 years as CEO, I know for certain that leading this company is a profound privilege, and I deeply appreciate it. Together, we're doing extraordinary things that touch lives and lift hearts and give people a much needed respite from a challenging world. I'm enormously proud of what we've achieved as a company, and I am more excited than ever about the incredible opportunities ahead for all of us. Above all, I'm inspired and I'm energized by the creativity and the commitment of people that I have the honor of working with every day.

Before I take your questions, I want to acknowledge someone very special to us, who is truly a member of the Disney family, and that's Roy P. Disney. Roy? Where are you today? Stand. Thank you for coming. Roy is a frequent visitor to the Disney lot and to Disney properties around the world, someone I get a chance to talk with on a regular basis. He comes to our annual meetings every year, and we really appreciate his continued love of the company and the connection that he has with us.

And now I'm happy to take your questions.

###

2018 Annual Meeting of Shareholders	March 8, 2018

Important Information About the Transaction with 21CF and Where to Find It
In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“SpinCo”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF    Disney
1211 Avenue of Americas    c/o Broadridge Corporate Issuer Solutions
New York, NY 10036    P.O. Box 1342
Attention: Investor Relations    Brentwood, NY 11717
1 (212) 852 7059         Attention: Disney Shareholder Services
1 (855) 553 4763

Participants in the Solicitation
21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description will be

2018 Annual Meeting of Shareholders	March 8, 2018

available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of SpinCo.

No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements
Management believes certain statements in the foregoing materials may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Management does not undertake any obligation to update these statements.
Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Company, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the Company’s control, including:

•	changes in domestic and global economic conditions, competitive conditions and consumer preferences;

•	adverse weather conditions or natural disasters;

•	health concerns;

•	international, political, or military developments; and

•	technological developments.
Such developments may affect entertainment, travel and leisure businesses generally and may, among other things, affect:

•	the performance of the Company’s theatrical and home entertainment releases;

•	the advertising market for broadcast and cable television programming;

•	demand for our products and services;

2018 Annual Meeting of Shareholders	March 8, 2018

•	expenses of providing medical and pension benefits;

•	income tax expense;

•	performance of some or all company businesses either directly or through their impact on those who distribute our products;

•	the proposed transaction with 21CF.
Additional factors are set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2017 under Item 1A, “Risk Factors,” and subsequent reports.